UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of AUGUST, 2018

Commission File Number: 000-55607

First Mining Gold Corp.
(Translation of registrant's name into English)

Suite 1800, 925 West Georgia Street, Vancouver, B.C., V6C 3L2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the period ended June 30, 2018

99.2	Management’s Discussion & Analysis for the period ended June 30, 2018

99.3	CEO Certification of Interim Filings

99.4	CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST MINING GOLD CORP.
(Registrant)

Date: August 2, 2018	By:	/s/ Samir Patel
Samir Patel
	Title:	Corporate Counsel and Corporate Secretary